111 E. Wacker Drive, Suite 2800
Chicago, Illinois 60601
Tel 312.527.4000 Fax 312.527.4011
www.shefskylaw.com
Jeremy Stonehill
Direct: (312) 836-4032
Facsimile: (312) 275-7609
E-mail: jstonehill@shefskylaw.com

IN REFERENCE TO:
028620-00001

July 28, 2009

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re: Vitacost.com, Inc.

Registration Statement on Form S-1

File No. 333-143926

Filed June 20, 2007

Dear Mr. Owings:

We are writing on behalf of our client, Vitacost.com, Inc. (the “Company”), in response to a comment contained in your correspondence, dated July 10, 2009. For your convenience we have reproduced the comment in this letter as follows:

General

1. We note your response to comment one of our October 18, 2007 letter. Please note that your price range must be provided in your next amendment.

Response: We acknowledge the Staff’s comment and supplementally advise the Staff that the Company has not yet determined the price range for the offering, the number of shares or other parameters of the offering. In response to the Staff’s comment, however, the Company has advised us, and we supplementally advise the Staff, that the anticipated bona fide initial public offering range for its common stock is between $8.80 and $10.40 per share of common stock being sold in the offering, based on an aggregate amount of approximately 36.5 million shares of common stock outstanding subsequent to the offering. This price range implies a valuation of $321.2 million to $379.6 million for the Company.

Mr. H. Christopher Owings

July 28, 2009

We also supplementally advise the Staff that the Company is contemplating a 5:4 reverse stock split, which if approved by the Company’s board of directors, would result in an anticipated price range of $11.00 to $13.00 per share of common stock being sold in the offering, based on an aggregate amount of approximately 29.2 million shares of common stock outstanding subsequent to the offering. If the reverse stock split is approved, we will revise the information in the registration statement accordingly.

Please note that, at the Company’s request, we are supplementally providing the anticipated price range information in this letter rather than amending the registration statement due to the proposed reverse stock split, the present volatility in the public equity markets and the possibility that the Company’s anticipated price range may fluctuate.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C. We acknowledge that the Staff will need sufficient time to review any future amendment and it may result in further comments that will have to be addressed prior to a request for effectiveness.

Please contact the undersigned at (312) 836-4032 with any questions or comments you may have regarding this letter.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Jeremy Stonehill
Jeremy Stonehill